ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce/Chris Ronne—Legal
Anne McConnell/Melinda Hooker—Accounting

Re:	PQ Group Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-1, filed August 14, 2017
File No. 333-218650
SEC Comment Letter dated August 28, 2017

Ladies and Gentleman:

On behalf of PQ Group Holdings Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 3 (including certain exhibits) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 3 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 3 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated August 28, 2017 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 3 marked to indicate the changes from Amendment No. 2 to the Registration Statement, which was filed on August 14, 2017.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 3 to the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 3 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2017

Prospectus Summary, page 1

Our Business Strategy, page 12

1.	We note your disclosure that you “have identified a number of potential acquisition targets with complementary fits across both of your operating segments.” Please clarify that no significant acquisitions are probable or provide the additional historical and pro forma financial statements required by Rules 3-05 and 11-01 of Regulation S-X.

Response to Comment 1:

The Company supplementally advises the Staff that none of the potential acquisition targets identified by the Company involve transactions that are either probable or rise to the level of significance required for the provision of additional historical and pro forma financial statements pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Consolidated Financial Statements

PQ Group Holdings Inc.

7. Business Combination, page F-27

2.	As requested in comment 11 of our letter dated August 3, 2017, please clarify the nature of the current non-controlling interest in PQ Group Holdings Inc.

Response to Comment 2:

The Registration Statement has been revised on page F-11 in response to this comment. The Company supplementally advises the Staff that the Company’s non-controlling interest represents a 20% third-party equity interest in a Mexican subsidiary and a 25% third-party equity interest in a Thai subsidiary, both of which were acquired as part of the Business Combination.

3.	In regard to your response to comment 11 of our letter dated August 3, 2017, please also address the following:

•	We note the prior ownership interests in Legacy PQ received Class A common stock and Class B common stock. More fully explain who received Class A common stock, who received Class B common stock, and the reasons why the prior ownership interests received different classes of common stock;

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2017

•	We note the Reclassification will result in the Class A common stock converting to common stock and then being effected by a stock split and the Class B common stock converting to common stock based on reference to the initial public offering price. More fully explain why the conversions of the Class A common stock and Class B common stock are different, including the reasons for and effect of the expected dilution to the Class A common stockholders; and,

•	Address the expected impact of the initial public offering on outstanding stock options and restricted stock.

Response to Comment 3:

The Company supplementally advises the Staff that the difference in the Class A and Class B common stock of PQ Group Holdings Inc. is based on the underlying nature of the Legacy PQ Class A and Class B common stock. The shares of Class A common stock of Legacy PQ were initially granted to members of management and one of that company’s directors as equity incentive awards under a Legacy PQ equity incentive plan, whereas the shares of Class B common Stock of Legacy PQ were sold to investors (which included the financial sponsors as well as members of management and other third party investors). Following the completion of the Business Combination (as defined in the Registration Statement), the Legacy PQ Class A and Class B common stock became Class A and Class B common stock, respectively, of PQ Group Holdings Inc.

In connection with the Reclassification, the Class A common stock will simply be renamed common stock (it will not convert into shares of the Company’s common stock). As such, each share of Class A common stock will, before giving effect to the stock split, represent one share of the Company’s common stock. As part of the Reclassification, and immediately prior to the initial public offering, each share of Class B common stock will convert, in accordance with its terms, into one share of common stock (adjusted to reflect any stock split of the Company’s common stock that was effected as part of the Reclassification) plus an additional number of shares of common stock determined by dividing the unreturned paid-in capital amount of such share of Class B common stock by the initial public offering price of a share of the Company’s common stock, rounded to the nearest whole share. This feature of the Class B common stock was included in the Class B common stock in order to address the fact that the Class B common stock, unlike the Class A common stock, was sold to investors. The conversion of the Class B common stock into common stock will result in the issuance of additional shares of common stock, which will dilute all holders of common stock; however such dilution will be borne primarily by holders of common stock who do not also hold shares of Class B common stock (since such stockholders will not receive any of the shares to be issued upon conversion of the Class B common stock). The Company has included a chart on page 52 of the Registration Statement detailing the effect of different initial public offering prices on the number of shares of common stock to be issued upon conversion of the Class B common stock in order to provide investors with additional information regarding the impact of the conversion of the Class B common stock on an investor in the Company’s initial public offering.

Securities and Exchange Commission

Division of Corporation Finance

September 1, 2017

The consummation of the initial public offering will not trigger, on its own, any vesting of outstanding stock options or restricted stock awards (and the vesting terms of such awards will remain unchanged). Each outstanding Class A common stock option or Class A restricted stock award will, as a result of the Reclassification, become an option to purchase shares of the Company’s common stock or a restricted common stock award, as applicable (and the exercise price associated with any such stock option will be appropriately adjusted to reflect any stock split that occurs as part of the Reclassification). Each outstanding Class B restricted stock award will be adjusted as a result of the conversion of Class B common stock into common stock into a restricted common stock award relating to a number of shares of common stock determined in accordance with the Class B conversion methodology described above. The Company does not have any outstanding options to purchase shares of its Class B common stock.

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Securities and Exchange Commission

Division of Corporation Finance

September 1, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Raymond J. Grant of our offices at (617) 235-4668.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Joesph S. Koscinski (PQ Group Holdings Inc.)

Jason M. Licht (Latham & Watkins LLP)

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